Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of NanoVibronix, Inc. on Amendment No. 1 to Form S-3 (File No. 333-229106) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 15, 2019, with respect to our audit of the consolidated financial statements of NanoVibronix, Inc. and Subsidiaries as of December 31, 2018 and for the year then ended, appearing in the Annual Report on Form 10-K of NanoVibronix, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp
New York, NY
May 2, 2019